Exhibit 99.2

Supplemental Material for Financial Results for FY2011 First Quarter (Consolidated)
< U.S. GAAP >

		FY2010															FY2011		FY2011		Forecast
																			First Half
		1Q			2Q			3Q			4Q			12 months			1Q		6 months		12 months
		(2009/4-6)			(2009/7-9)		(2009/10-12)				(2010/1-3)			('09/4-'10/3)			(2010/4-6)		(2010/4-9)		('10/4-'11/3)
Vehicle Production (thousands of units)		1,319			1,635			1,921			1,933			6,809			1,793		―		―
(Japan) - including Daihatsu & Hino		761			947			1,119			1,129			3,956			970		―		―
[Daihatsu]	[	159	]	[	159	]	[	175	]	[	180	]	[	673	]	[	165	]	―		―
[Hino]	[	13	]	[	18	]	[	23	]	[	23	]	[	77	]	[	24	]	―		―
(Overseas) - including Daihatsu & Hino		558			688			802			804			2,853			823		―		―
[Daihatsu]	[	25	]	[	26	]	[	33	]	[	33	]	[	117	]	[	40	]	―		―
[Hino]	[	―	]	[	―	]	[	―	]	[	―	]	[	―	]	[	―	]	―		―
North America		201			251			304			286			1,042			343		―		―
Europe		93			113			112			115			433			83		―		―
Asia		192			236			288			305			1,021			299		―		―
Central and South America		34			37			40			34			146			39		―		―
Oceania		19			25			30			32			106			31		―		―
Africa		19			26			28			32			105			28		―		―
Vehicle Sales (thousands of units)		1,401			1,729			2,065			2,042			7,237			1,820		3,690		7,380
(Japan) - including Daihatsu & Hino		407			496			583			677			2,163			500		―		1,970
[Daihatsu]	[	127	]	[	136	]	[	133	]	[	172	]	[	569	]	[	137	]	―	[	550	]
[Hino]	[	5	]	[	7	]	[	7	]	[	10	]	[	28	]	[	6	]	―	[	30	]
(Overseas) - including Daihatsu & Hino		994			1,233			1,482			1,365			5,074			1,320		―		5,410
[Daihatsu]	[	31	]	[	33	]	[	39	]	[	38	]	[	140	]	[	44	]	―	[	150	]
[Hino]	[	13	]	[	11	]	[	14	]	[	17	]	[	56	]	[	19	]	―	[	80	]
North America		387			518			642			551			2,098			526		―		2,170
Europe		213			222			220			203			858			187		―		770
Asia		194			227			277			280			979			285		―		1,150
Central and South America		44			52			66			68			231			69		―		270
Oceania		51			60			73			67			251			62		―		250
Africa		36			44			51			54			184			49		―		230
Middle East		68			108			151			140			466			140		―		570
Other		1			2			2			2			7			2		―		―
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]		1,796			2,081			2,167			2,093			8,139			2,072		―		―
Housing Sales (units)		774			1,285			1,427			1,795			5,281			866		―		5,300

Supplemental 1

Supplemental Material for Financial Results for FY2011 First Quarter (Consolidated)
< U.S. GAAP >

	FY2010					FY2011		FY2011	Forecast
								First Half
	1Q	2Q	3Q	4Q	12 months	1Q		6 months	12 months
	(2009/4-6)	(2009/7-9)	(2009/10-12)	(2010/1-3)	('09/4-'10/3)	(2010/4-6)		(2010/4-9)	('10/4-'11/3)
Foreign Exchange Rates
Yen to US Dollar Rate	97	94	90	91	93	92		―	as premise: 90
Yen to Euro Rate	133	134	133	125	131	117		―	as premise: 112
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	46.3	46.0	50.7	49.1	48.2	50.1		―	approximately: 47.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	42.8	43.1	46.1	44.8	44.3	45.2		―	―
Number of Employees	324,222	322,650	321,274	320,590	320,590	319,910	(Note 1)	―	―
Net Revenues (billions of yen)	3,836.0	4,541.6	5,292.9	5,280.4	18,950.9	4,871.8		9,800.0	19,500.0
Geographic Information
Japan	2,181.8	2,656.3	3,093.8	3,288.3	11,220.3	2,806.6		―	―
North America	1,175.2	1,419.1	1,622.7	1,453.5	5,670.5	1,483.6		―	―
Europe	515.1	564.3	561.0	506.7	2,147.0	459.8		―	―
Asia	494.1	589.8	762.5	809.0	2,655.4	834.9		―	―
Other	343.3	389.7	494.0	446.8	1,673.8	453.7		―	―
Elimination	-873.5	-1,077.6	-1,241.1	-1,223.9	-4,416.1	-1,166.8		―	―
Business Segment
Automotive	3,413.0	4,108.3	4,861.1	4,815.0	17,197.4	4,467.8		―	―
Financial Services	320.1	312.0	307.2	306.2	1,245.4	307.6		―	―
All Other	204.1	225.1	226.2	292.2	947.6	212.9		―	―
Elimination	-101.2	-103.8	-101.6	-133.0	-439.5	-116.5		―	―
Operating Income (billions of yen)	-194.9	58.0	189.1	95.3	147.5	211.6		270.0	330.0
(Operating Income Ratio) (%)	(-5.1)	(1.3)	(3.6)	(1.8)	(0.8)	(4.3)		(2.8)	(1.7)
Geographic Information
Japan	-212.0	-45.6	33.9	-1.5	-225.2	-27.5		―	―
North America	-3.7	30.5	79.7	-21.2	85.4	109.7		―	―
Europe	-20.4	1.7	-21.3	7.0	-33.0	-6.8		―	―
Asia	26.9	38.5	67.1	71.0	203.6	90.2		―	―
Other	17.4	23.3	39.4	35.5	115.5	41.0		―	―
Elimination	-3.1	9.6	-9.7	4.5	1.2	5.0		―	―
Business Segment
Automotive	-239.1	-21.3	124.5	49.6	-86.3	96.7		―	―
Financial Services	49.6	74.8	80.6	41.9	246.9	115.1		―	―
All Other	-4.6	5.0	-14.4	5.1	-8.9	4.0		―	―
Elimination	-0.8	-0.5	-1.6	-1.3	-4.2	-4.2		―	―
Income before income taxes (billions of yen)	-138.5	75.5	224.9	129.5	291.4	263.0		330.0	380.0
(Income before income taxes Ratio) (%)	(-3.6)	(1.7)	(4.2)	(2.5)	(1.5)	(5.4)		(3.4)	(1.9)
Equity in Earnings of Affiliated Companies (billions of yen)	3.6	-59.1	58.4	42.5	45.4	70.0		―	―
Net Income (billions of yen)	-77.8	21.8	153.2	112.2	209.4	190.4		250.0	340.0	(Note 2)
(Net Income Ratio) (%)	(-2.0)	(0.5)	(2.9)	(2.1)	(1.1)	(3.9)		(2.6)	(1.7)
Shareholder Return
Cash Dividends (billions of yen)	―	62.7	―	78.4	141.1	―	(Note 3)	―	―
Cash Dividends per Share (yen)	―	20	―	25	45	―		―	―
Payout Ratio (%)	―	―	―	29.5	67.4	―		―	―
Value of shares repurchased (billions of yen)	―	―	―	―	―	―		―	―
Number of shares canceled (thousands)	―	―	―	―	―	―		―	―
Number of Outstanding Shares (thousands)	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997		―	―

Supplemental 2

Supplemental Material for Financial Results for FY2011 First Quarter (Consolidated)
< U.S. GAAP >

	FY2010					FY2011		FY2011	Forecast
								First Half
	1Q	2Q	3Q	4Q	12 months	1Q		6 months	12 months
	(2009/4-6)	(2009/7-9)	(2009/10-12)	(2010/1-3)	('09/4-'10/3)	(2010/4-6)		(2010/4-9)	('10/4-'11/3)
R&D Expenses (billions of yen)	204.8	194.2	189.6	136.7	725.3	182.9		380.0	760.0
Depreciation Expenses (billions of yen)	233.8	256.1	266.7	275.3	1,032.0	197.5		430.0	900.0	(Note 4)
Geographic Information
Japan	149.7	161.0	162.1	193.3	666.1	115.1		―	550.0
North America	42.9	50.4	50.6	35.2	179.1	41.5		―	180.0
Europe	17.6	20.0	28.5	19.6	85.7	16.6		―	70.0
Asia	15.3	15.9	16.4	16.3	64.0	15.2		―	60.0
Other	8.3	8.8	9.1	10.9	37.1	9.1		―	40.0
Capital Expenditures (billions of yen)	141.8	114.4	123.4	199.3	579.0	92.6		330.0	740.0	(Note 4)
Geographic Information
Japan	98.6	78.4	80.6	135.5	393.3	44.5		―	440.0
North America	25.3	19.3	23.6	21.7	89.9	20.7		―	120.0
Europe	6.2	4.3	4.1	15.4	30.0	4.9		―	40.0
Asia	7.8	7.2	10.0	16.3	41.3	15.4		―	90.0
Other	3.9	5.2	5.1	10.4	24.5	7.1		―	50.0
Total Liquid Assets (billions of yen)	3,503.3	4,066.9	4,396.9	4,656.3	4,656.3	5,044.6	(Note 5)	―	―
Total Assets (billions of yen)	29,404.5	28,538.8	29,552.5	30,349.2	30,349.2	29,781.5		―	―
Toyota Motor Corporation Shareholders' Equity (billions of yen)	10,066.2	9,973.7	10,133.1	10,359.7	10,359.7	10,186.0		―	―
Return on Equity (%)	-3.1	0.9	6.1	4.4	2.1	7.4	(Note 2)	―	―
Return on Asset (%)	-1.1	0.3	2.1	1.5	0.7	2.5	(Note 2)	―	―
Number of Consolidated Subsidiaries	―	―	―	―	522	―		―	―
No. of Affil. Accounted for Under the Equity Method	―	―	―	―	56	―		―	―

Analysis of Consolidated Net Income for FY2011 (billions of yen, approximately)	(Note 2)	1Q (2010/4-6)
Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.
These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) changes in funding environment in financial markets; (iv) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (v) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vi) political instability in the markets in which Toyota operates; (vii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (viii) any damage to Toyota’s brand image; and (ix) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.
.

Marketing Efforts		400.0
Effects of Changes in Exchange Rates		-30.0
Cost Reduction Efforts		50.0
From Engineering		30.0
From Manufacturing and Logistics		20.0
Increases in Expenses, etc.		-10.0
Other		-3.5
(Changes in Operating Income)		406.5
Non-operating Income		-5.0
Equity in Earnings of Affiliated Companies		66.4
Income Taxes , Net Income Attributable to the Noncontrolling Interest		-199.7
(Changes in Net Income)	(Note 2)	268.2

Supplemental 3